UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025.

Commission File Number 001-41976

PowerBank Corporation

(Translation of registrant’s name into English)

505 Consumers Rd., Suite 803

Toronto, Ontario, M2J 4Z2 Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of POWERBANK CORPORATION (File No. 333-287070), as amended and supplemented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 14, 2025	PowerBank Corporation

	By:	/s/ “Sam Sun”
Sam Sun
Chief Financial Officer & Corporate Secretary

Exhibit Index

Exhibit	Description of Exhibit
99.1	Management’s Discussion and Analysis for the three months ended September 30, 2025
99.2	Condensed Consolidated Interim Unaudited Financial Statements for the three months ended September 30, 2025
99.3	Form 52-109F2 - Certification of Interim Filings of Chief Executive Officer dated November 14, 2025
99.4	Form 52-109F2 - Certification of Interim Filings of Chief Financial Officer dated November 14, 2025